Christopher M. Zochowski

Partner

(202) 282-5780

czochowski@winston.com

October 13, 2020

VIA EDGAR

Karina Dorin

Laura Nicholson

Office of Energy & Transportation

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Kingswood Acquisition Corp.

Draft Registration Statement on Form S-1

Submitted August 31, 2020

CIK No. 0001823086

Dear Ms. Dorin and Ms. Nicholson:

On behalf of our client, Kingswood Acquisition Corp., formerly known as Kingswood Global Holdings Inc., (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated September 25, 2020, relating to the Company’s Draft Registration Statement on Form S-1 submitted to the Commission on August 31, 2020 (the “Draft Registration Statement”).

The Company has filed via EDGAR its Registration Statement on Form S-1 (the “Form S-1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

We have set forth below the comments of the Staff in bold and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Form S-1.

October 13, 2020 Page 2

Draft Registration Statement on Form S-1 submitted August 31, 2020

Business Combination Process, page 14

1.	We note you disclose here and on page 92 that your sponsors and officers and directors may sponsor or form other special purpose acquisition companies similar to yours or may pursue other business or investment ventures during the period in which you are seeking an initial business combination. However, you disclose on page 54 that members of your management team have agreed not to participate in the formation of, or become an officer or director of, any of special purpose acquisition company with a class of securities registered under the Exchange Act, until you have entered into a definitive agreement regarding your initial business combination or have failed to complete your initial business combination within 24 months after the closing of this offering. Please revise to reconcile this discrepancy.

Response: The Company has revised the disclosure in “Risk Factors” in response to the comment of the Staff.

Founder shares, page 20

2.	Please explain how you determined you would need only 3,187,501, or 21.25% of the 15 million shares sold in this offering to be voted in favor of an initial business combination. In this regard, we note you disclose that the holders of your founders have agreed to vote any shares held by them in favor of your initial business combination and that if you seek stockholder approval you will complete your initial business combination only if a majority of the outstanding shares of common stock are voted in favor of the initial business combination.

Response: The Company has revised the disclosure in “Summary – The Offering” under the “Founder shares” sub-header, and throughout the prospectus, to reflect that the Company would need 937,501, or 6.25%, of the 15 million shares sold in the offering to be voted in favor of an initial business combination, in response to the comment of the Staff. This number represents the number of shares that would need to be voted in favor of an initial business combination if a quorum is present at the stockholder meeting called to approve such initial business combination.

Limited payments to insiders, page 33

3.	We note your disclosure that a one-time payment of $35,000 will be made to each of Mr. Roth, Ms. Roth and Ms. O’Connell, and if made prior to the initial business combination, will be made from funds held outside the trust account. We also note that such payments are not reflected in the Use of Proceeds section. Please revise to disclose the anticipated source of such funds.

October 13, 2020 Page 3

Response: The Company has revised the disclosure in “Summary – The Offering” under the “Limited payments to insiders” sub-header, and throughout the prospectus, in response to the comment of the Staff.

Summary Financial Data, page 35

4.	You disclose that you present your summary financial data on an actual basis and “as adjusted” basis, however it does not appear that you have provided the “as adjusted” presentation. Please revise your disclosure to include a separate “as-adjusted” column with corresponding notes explaining how you determined that amounts presented in this column.

Response: The Company has revised the disclosure in “Summary Financial Data” in response to the comment of the Staff.

Principal Stockholders, page 126

5.	Please revise to disclose the natural person or persons who exercise voting or dispositive control over the shares beneficially owned by the entities listed in your principal stockholders table.

Response: The Company has revised the disclosure in “Principal Stockholders” in response to the comment of the Staff. We advise the staff that Pollen Street Capital Limited is a private equity firm that is regulated in the UK by the Financial Conduct Authority. As such, Pollen Street Capital Limited is a partnership that holds voting and dispositive power over a portion of the shares held by Kingswood Global Sponsor LLC.

Underwriting, page 154

6.	We note your disclosure that Mr. Roth serves on the board of directors of Oppenheimer & Co., Inc. We also note that Oppenheimer & Co., Inc. is the underwriter in this offering. Please describe this relationship in the Underwriting section, or tell us why you do not believe that Oppenheimer & Co., Inc. has a material relationship with the registrant. Refer to Item 508 of Regulation S-K.

Response: The Company respectfully advises the Staff that Mr. Roth is an independent director of Oppenheimer & Co., Inc., a large financial services provider conglomerate, of which investment banking is just one business segment. Mr. Roth does not have oversight of the day-to-day operations of the investment banking business unit of Oppenheimer & Co., Inc, and, therefore, the relationship between Oppenheimer & Co., Inc. and the registrant is not material.

October 13, 2020 Page 4

General

7.	We note you disclose on the prospectus cover page and on page 126 that your sponsor is Kingswood Global Sponsor LLC. We also note that you have defined “sponsor” as Kingswood Global Sponsor LLC. However, you also disclose on pages 5 and 9-11 that your sponsors are KPI (Nominees) Limited and Pollen Street Capital Group. Please advise or revise. To the extent KPI (Nominees) Limited and Pollen Street Capital Group are affiliates of Kingswood Global Sponsor LLC, please clarify their relationship and roles. In that regard, we note you disclose on page 13 that you have agreed to not enter into a definitive agreement regarding an initial business combination without the prior consent of your two principal sponsors, KPI and Pollen Street.

Response: The Company has revised the references to sponsors throughout the prospectus in response to the comment of the Staff.

Please contact me at (202) 282-5780 if you have any questions or require any additional information in connection with this letter or the Form S-1.

Sincerely,

/s/ Christopher M. Zochowski Christopher M. Zochowski